Alexander MacCaw

ReflectApp

Full-Time 1 year 7 months - March 2021
CEO - 1 year and 7 months - March 2021



Clearbit
Full-time · 8 yrs 10 mos
      Chairman Of The Board
      Nov 2020 - Present · 2 yrs
      Chief Executive Officer
      Jan 2014 - Nov 2020 · 6 yrs 11 mos